Oficinas Corporativas
May 24, 2007
Bosque de Alisos 47A-4 Piso Bosques de las Lomas México, D. F. 05120 Tel. 52840400

To Our Shareholders:

On May 14, 2007, Agrupación Aeroportuaria Internacional II, S.A. de C.V., a Mexican sociedad anónima de capital variable indirectly owned and controlled by Mr. Fernando Chico Pardo (“Mr. Chico”), launched concurrent tender offers in the United States and Mexico to purchase up to 42.625% of the issued and outstanding Series B shares of Grupo Aeroportuario del Sureste, S.A.B. de C.V. (“ASUR”), including shares in the form of American Depositary Shares (“ADSs”), for a price equal to the U.S. dollar equivalent of Ps. 56.00 per Share and Ps. 560 per ADS.

Under Mexican law, a company’s board of directors is required to provide an opinion with respect to the price of the offer. In addition, under ASUR’s by-laws, ASUR’s Board of Directors is required to approve any tender offer for our shares.

At a meeting held on May 11, 2007, ASUR’s Board of Directors met to consider the previously-announced indicative proposal of March 30, 2007 (the “Indicative Proposal”) of Mr. Chico to acquire shares representing 42.625% of ASUR’s capital stock and determined that the price per share of Ps. 56.00 set forth in the Indicative Proposal is fair from a financial perspective to ASUR’s shareholders. Under Mexican law, ASUR’s Board of Directors is not required to make any recommendation to shareholders and as a result, the Board of Directors has remained neutral and not made any such recommendation.

Additionally, the Board urges each holder of Series B shares and ADSs to make his or her own decision regarding participation in the tender offers based on his or her own circumstances.

Enclosed is our response to the tender offers in the form of a Schedule 14D-9/A filed today with the U.S. Securities and Exchange Commission. The reasons for our opinion are more fully set forth in the attached Schedule 14D-9/A. We urge you to review it with care.

Sincerely yours,

The Board of Directors